UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

  In the Matter of

  Assurant, Inc.
  One Chase Manhattan Plaza, 41st Floor
  New York, New York  10005

  Union Security Insurance Company
  2323 Grand Boulevard
  Kansas City, Missouri  64108-2670

  Union Security Life Insurance
      Company of New York
  212 Highbridge Street, Suite D
  Fayetteville, New York  13066

AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT

File No. 812-13746

Assurant, Inc. (“Assurant”), Union Security Insurance Company (“USIC”), and Union Security Life Insurance Company of New York (“USLICNY”) (collectively, the “Applicants” and, excluding Assurant, the “Depositor Applicants”) each hereby applies (the “Application”) pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) of this Application for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting them from provisions of Section 9(a) of the Act (the “Permanent Order” and, together with the Temporary Order, the “Orders”) with respect to a permanent injunction entered against Assurant.  Assurant, through its subsidiaries and affiliates, is a premier provider of specialized insurance products and related services in North America and selected international markets.  Assurant’s four operating segments — Assurant Solutions, Assurant Specialty Property, Assurant Health, and Assurant Employee Benefits — provide debt protection administration, credit insurance, warranties and service contracts, pre-funded funeral insurance, creditor-placed homeowners insurance, manufactured housing homeowners insurance, individual and small employer group health insurance, group dental insurance, group disability insurance, and group life insurance.  While Assurant does not serve, and no existing company of which Assurant is an affiliated person (other than the Depositor Applicants) currently serves, as an investment adviser (as defined in Section 2(a)(20) of the Act) or depositor of any registered investment company (“RIC”) or principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered open-end company, registered unit investment trust (“UIT”), or registered face amount certificate company (collectively and together with RICs, the “Funds”), Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which Assurant is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which Assurant may become an affiliated person in the future (together with the Applicants, the “Covered Persons”).  Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I.	Background

A.	Applicants

Assurant is the parent company of each of the Depositor Applicants.

USIC is an indirect wholly-owned subsidiary of Assurant.  USIC writes insurance products that are marketed by Assurant’s business segments.  USIC performs substantially all of the operations of the Assurant Employee Benefits segment.  USIC directly markets, sells, and administers the group disability, group life, and certain of the group dental insurance products and manages other Assurant subsidiaries that provide prepaid dental products.  With respect to the Assurant Health segment, USIC issues small employer group health insurance policies that are sold through an independent agency.  With respect to the Assurant Solutions segment, USIC issues accidental death and dismemberment policies for which the segment performs the selling, marketing, and administrative functions.  As a result of the sale of one of its prior businesses (described further below), USIC serves as a depositor for the separate accounts organized as UITs that are listed in Part 1 of Annex A (together with the USLICNY separate accounts listed in Part 2 of Annex A, the “Separate Accounts”).  These Separate Accounts had net assets of approximately $1.6 billion as of December 31, 2008.

USLICNY is a direct wholly-owned subsidiary of Assurant.  USLICNY writes insurance products that are marketed in New York State by the Assurant Employee Benefits and Assurant Solutions segments.  Within the Assurant Employee Benefits segment, USLICNY writes group life, group dental, group long-term disability, and group short-term disability insurance products.  Within the Assurant Solutions segment, USLICNY markets, sells, and issues credit life and credit disability products.  As a result of the sale of one of its prior businesses (described further below), USLICNY serves as a depositor for the Separate Accounts that are listed in Part 2 of Annex A.  These Separate Accounts had net assets of approximately $13 million as of December 31, 2008.

Prior to 2002, the Depositor Applicants issued and sold variable life insurance and annuity contracts.  Since 2002, the Depositor Applicants have not issued or sold any new variable life insurance or annuity contracts, and such product lines are no longer a part of Assurant’s businesses.  In April 2001, Assurant’s predecessor, Fortis, Inc., sold its entire variable life insurance and annuity contract businesses, including the Separate Accounts, to The Hartford Financial Services Group, Inc. (“Hartford”) through modified coinsurance (the “Hartford Transaction”).  As a result, the Depositor Applicants remained the issuers of the outstanding life insurance and annuity products, but Hartford has assumed all day-to-day responsibility for the administration of the policies.1  The Depositor Applicants no longer derive any financial benefit from the Separate Accounts.  The Separate Accounts at issue hold assets solely for the benefit of the policyholders who purchased variable annuity contracts and variable life insurance policies prior to April 2001.  The Separate Accounts are UITs registered under the Act.
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1	Although the Hartford assumed all day-to-day administration of the policies in April 2001, certain of the related investment management agreements were not executed until August 8, 2001.

B.	The Consent and Injunction

On January 21, 2010, the Commission filed a complaint (the “Complaint”) against Assurant in the United States District Court for the Southern District of New York (the “District Court”) in a civil action captioned Securities and Exchange Commission v. Assurant, Inc.   The Complaint alleges that Assurant violated Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rules 12b-20, 13a-11, and 13a-13 promulgated thereunder (collectively, the “Applicable Securities Laws”) in connection with Assurant’s accounting and public reporting practices.

The Complaint relates to Assurant’s alleged inaccurate recording of income for the third quarter of 2004 in the consolidated financial statements included in its periodic and other filings for 2004.  The inaccuracies in the financial statements relate to recorded income from a purported reinsurance contract entered into between American Reinsurance Co. (“Am Re”) and Assurant (including Assurant’s predecessor entities).  Thus, the Complaint alleges that Assurant violated the financial reporting, books and records, and internal controls provisions of the Exchange Act.

On January 13, 2010, Assurant executed a consent (the “Consent”) in which it neither admits nor denies any of the allegations in the Complaint, except as to jurisdiction, but consents to the entry of an injunction. On January 25, 2010, the District Court entered a final judgment against Assurant (the “Final Judgment”) that enjoins Assurant, directly or through its officers, directors, agents, and employees, from violating the Applicable Securities Laws (the “Injunction”).2
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2	Securities and Exchange Commission v. Assurant, Inc., Final Judgment as to Defendant Assurant, Inc., 10 Civ. 0484 (SDNY Jan. 25, 2010).

II.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as principal underwriter for any registered open-end investment company, registered UIT, or registered face amount certificate company if the person, by reason of any misconduct, is permanently or temporarily enjoined from, among other things, “acting . . . as an affiliated person, salesman or employee of any . . . insurance company . . . or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.”  Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, an “affiliated person” of which is disqualified under the provisions of Section 9(a)(2).  “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of precluding each Applicant from acting as an adviser, subadviser, or depositor for any Fund or as a principal underwriter for any registered open-end company, registered face amount certificate company, or UIT.  The entry of the Final Judgment would result in the disqualification of each Applicant (other than Assurant) under Section 9(a)(3) because Assurant is an affiliated person of such Depositor Applicants and would, upon the entry of the Final Judgment, become subject to an injunction described in Section 9(a)(2).  Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that:  (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption.  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied the conduct that serves as, the basis for disqualification under Section 9(a).3
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3	Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

III.	Statement in Support of Application

In support of their position that the Commission should issue the Orders, the Applicants assert the following.

A.	Limited Scope of the Alleged Misconduct

The alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser, subadviser, depositor, or principal underwriter for any Fund.  The alleged conduct giving rise to the Injunction similarly did not involve any of the Separate Accounts or the discontinued variable annuity and variable life insurance businesses.  Instead, the Complaint relates to alleged inaccuracies in Assurant’s financial statements concerning recorded income from a purported reinsurance contract entered into between Am Re and Assurant (including Assurant’s predecessor entities).

Neither of the Depositor Applicants has offered, or has had any relation to, property insurance or property catastrophe reinsurance coverage other than as affiliates of Assurant.  Moreover, none of the alleged misleading statements, accounting entries, or disclosures described in the Complaint relate to the Depositor Applicants, the discontinued variable annuity and variable life insurance businesses, or the Separate Accounts.

As a result of the foregoing, the conduct of the Depositor Applicants has not been such to as to make it against the public interest or the protection of investors to grant the Application.

B.	Hardships on Contract Holders and Policyholders

The inability of the Depositor Applicants to continue to serve as depositors with respect to the Separate Accounts would result in potential hardship to the Depositor Applicants and to the variable annuity contract holders and variable life insurance policyholders for whose sole benefit the Separate Accounts hold assets.  The protection of neither investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Depositor Applicants because to do so would deprive contract holders and policyholders of services they selected.  If disqualified from serving as depositors for the Separate Accounts, Depositor Applicants could no longer hold those assets and would be forced to cancel and unwind the variable annuity contracts and variable life insurance policies.  Contract holders and policyholders, through no fault of their own, would incur the costs of seeking and purchasing viable alternatives.  The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of the Separate Accounts and their contract holders and policyholders.

C.	Adverse Effect on Applicants

If the Depositor Applicants were barred under Section 9(a) from continuing to serve as depositors for the Separate Accounts and were unable to obtain the requested exemption, the effects on the Depositor Applicants would be severe.  The Depositor Applicants have committed substantial resources for more than seven years to serving as depositors for the Separate Accounts.  Prohibiting the Depositor Applicants from serving as depositors for the Separate Accounts would render critical terms of the Hartford Transaction void and would require significant and costly restructuring of the modified coinsurance transaction structure.  The Depositor Applicants have committed an extensive amount of capital to support the structure under the Hartford Transaction.  Because of the structure of the Hartford Transaction, Depositor Applicants cannot simply cede their responsibilities as depositors for the Separate Accounts to Hartford.  Transferring responsibilities to Hartford would require the Applicants to abrogate and renegotiate the Hartford Transaction.  Such a process would result in significant additional costs on behalf of Applicants.  For these reasons, the imposition of the Section 9(a) disqualification on the Depositor Applicants would be unduly and disproportionately severe.

D.	Absence of Any Connection between the Alleged Conduct and the Separate Accounts

The conduct alleged in the Complaint did not involve any of the Applicants acting in the capacity of a depositor for any of the Separate Accounts.  Assurant itself does not serve in any of the capacities described in Section 9(a) of the Act.  None of the transactions at issue in the conduct described in the Complaint involved the assets of any of the Separate Accounts or the discontinued variable annuity and variable life insurance businesses.  Since the closing of the Hartford Transaction, Applicants have not been involved in any investment decision with respect to the Separate Accounts.

E.	No Involvement of Applicants’ Personnel with the Separate Accounts

As noted above, the Complaint relates to Assurant’s alleged inaccurate recording of income for the third quarter of 2004 in the consolidated financial statements included in its periodic and other filings for 2004.  Except as discussed below, since the closing of the Hartford Transaction in 2001, Applicants note that (i) none of the current or former directors, officers, or employees of the Applicants (other than Assurant itself and its predecessor entities) had any knowledge of, or any involvement in, the conduct alleged in the Complaint; (ii) the personnel at Assurant who were involved in the violations alleged in the Complaint have had no, and will not have any future, involvement in Covered Persons’ serving as an investment adviser, subadviser, depositor, or principal underwriter for any Fund; and (iii) because the personnel of the Applicants (other than Assurant itself and its predecessor entities) did not have any involvement in the alleged misconduct, contract holders and policyholders of the Separate Accounts were not affected any differently than if those Separate Accounts had received services from any other non-affiliated depositor.

Certain officers of Assurant are currently, or have served as, directors or officers of the Depositor Applicants.  In July 2007, Assurant learned that three of its officers received Wells notices from the Division of Enforcement of the Commission in connection with its investigation into the facts underlying the Complaint (referred to herein as Wells Notice Recipient A, Wells Notice Recipient B, and Wells Notice Recipient C (collectively, the “Wells Notice Recipients”)).  None of these Wells Notice Recipients are named, or otherwise referenced, in the Complaint, nor have they otherwise been charged by the Commission with any violation at any time.4
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4
Two other former employees of a third-tier subsidiary of Assurant also received Wells notices from the Division of Enforcement.  These individuals are not named, or otherwise referenced, in the Complaint, nor have they otherwise been charged by the Commission with any violation at any time.  These individuals are not current or former directors, officers, or employees of the Depositor Applicants.

While certain Wells Notice Recipients may currently or have previously served as directors, executives, or officers of the Depositor Applicants and may have previously signed filings under the Act, the Securities Act of 1933 (the “Securities Act”), and the Exchange Act for the Depositor Applicants or may currently or have previously otherwise performed duties pursuant to those roles, since the closing of the Hartford Transaction, the focus of their service is and has always been dedicated to the ongoing businesses referenced above, not the discontinued variable annuity or variable life insurance businesses.  Since the closing of the Hartford Transaction, Hartford has assumed responsibility for all day-to-day administrative and economic functions with respect to the Separate Accounts.

Other than signing certain public filings required under the federal securities laws containing representations with respect to the Separate Accounts and receiving communications that referenced the Separate Accounts, since the closing of the Hartford Transaction, the Wells Notice Recipients have not been involved in the Depositor Applicants’ serving as a depositor for the Separate Accounts and will not be involved in that capacity in the future.  The Wells Notice Recipients will not be involved in Covered Persons’ serving as an investment adviser, subadviser, depositor, or principal underwriter for any Fund.  Applicants will develop and implement procedures designed reasonably to assure compliance with this condition.5  Certain Wells Notice Recipients may, however, pursuant to their roles as officers of Assurant, sign, and receive information regarding the Separate Accounts from the Applicants in connection with the signing of, Assurant filings required under the applicable federal securities laws that make reference to Depositor Applicants.
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5
In the event that a Covered Person seeks to serve as investment adviser, subadviser, depositor, or principal underwriter for any Fund and wishes to involve Wells Notice Recipients or Certain Depositor Applicant Personnel (as defined below), the Applicants may apply for additional relief under Section 9(c) of the Act.

To the extent other current or former officers, directors, or employees of the Depositor Applicants had any knowledge of, or any involvement in, the conduct alleged in the Complaint (“Certain Depositor Applicant Personnel”),  since the closing of the Hartford Transaction in 2001, those individuals have not been involved in the Depositor Applicants’ serving as a depositor for the Separate Accounts and will not be involved in that capacity in the future.  Certain Depositor Applicant Personnel will not be involved in Covered Persons’ serving as an investment adviser, subadviser, depositor, or principal underwriter for any Fund.  Applicants will develop and implement procedures designed reasonably to assure compliance with this condition.6
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6
By agreeing to these conditions, however, neither the Applicants nor any current or former officers, directors, or employees of the Applicants are admitting to having engaged in any of the conduct alleged in the Complaint.

1.	USIC

 Other than signing certain public filings required under the Federal securities laws containing representations with respect to the Separate Accounts and receiving communications that referenced the Separate Accounts,Wells Notice Recipient A is not, and has not been since the time of the Hartford Transaction, involved in the Separate Accounts for which USIC now serves as depositor, and he will not be involved in that capacity in the future.  Wells Notice Recipient A has, since January 3, 1989, served as a director of USIC and, pursuant to this role, signed annual filings under the Act, the Securities Act, and the Exchange Act on behalf of USIC.  Wells Notice Recipient A will resign from the directorship effective no later than the time the Injunction is issued, after which time Wells Notice Recipient A will cease signing annual filings on behalf of USIC and will cease receiving communications regarding the Separate Accounts, except as referenced above.

Similarly, other than signing certain public filings required under the federal securities laws containing representations with respect to the Separate Accounts and receiving communications that referenced the Separate Accounts, Wells Notice Recipient B is not, and has not been since the time of the Hartford Transaction, involved in the Separate Accounts for which USIC now serves as depositor, and he will not be involved in that capacity in the future.  Wells Notice Recipient B previously served as an officer and director of USIC and, pursuant to those roles, signed annual filings under the Act, the Securities Act, and the Exchange Act on behalf of USIC.  Since March 16, 2009, however, Wells Notice Recipient B has had no involvement with USIC.  His relationship with Assurant will terminate on March 15, 2010.

In his capacity as an officer of Assurant Health, Wells Notice Recipient C has, since October 12, 2009, also served as an officer of USIC, but he is involved only in the marketing of disability and health insurance products.  Wells Notice Recipient C has overall responsibility over Assurant’s health insurance business, which includes marketing and selling the insurance policies issued by USIC.  Given this responsibility, it is important for Wells Notice Recipient C to continue to serve as an officer of USIC in order to bind Assurant Health with respect to the health insurance policies it enters into on behalf of USIC.7  Wells Notice Recipient C, therefore, continues to serve as an officer of USIC in order to perform necessary services solely in connection with that business segment.  Any alternative structure would be cumbersome.  Since the closing of the Hartford Transaction, Wells Notice Recipient C has had, and will have, no role in the discontinued variable annuity and variable life insurance businesses or the Separate Accounts with respect to which USIC serves as a depositor.  Applicants will develop and implement procedures designed reasonably to assure that Wells Notice Recipient C will continue to have no role in the Separate Accounts for which USIC serves as a depositor.  Such procedures will include the following:  (i) Wells Notice Recipient C will continue not to have contact with anyone at Hartford responsible for administering the Separate Accounts; (ii) Wells Notice Recipient C will not receive communications referencing the Separate Accounts; (iii) Wells Notice Recipient C will not sign filings under the Act, the Securities Act, and the Exchange Act containing representations regarding the Separate Accounts; and (iv) Wells Notice Recipient C will not serve as a director of either of the Depositor Applicants.
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7
Assurant is a holding company for over 100 insurance companies, non-insurance companies, and other holding companies.  Assurant and its 100-plus subsidiaries are all legal entities.  Each of Assurant’s four reporting segments, including Assurant Health, operates through a subset of the 100 subsidiary companies.  Depositor Applicants are two of the subsidiary companies.  Because these subsidiary companies are legal entities and Assurant Health is not, Assurant Health employees, including Wells Notice Recipient C, sign contracts on behalf of these subsidiaries.

2.	USLICNY

Since the closing of the Hartford Transaction, Wells Notice Recipient C has not been involved in USLICNY’s serving as a depositor for the Separate Accounts and will not be involved in that capacity in the future.  Other than signing certain public filings required under the federal securities laws containing representations with respect to the Separate Accounts and receiving communications that referenced the Separate Accounts, Wells Notice Recipients A and B have not been, since the time of the Hartford Transaction, involved in USLICNY’s serving as a depositor for the Separate Accounts.  Wells Notice Recipients A and B will not be involved in USLICNY’s serving as a depositor for the Separate Accounts in the future.

Wells Notice Recipient A was an officer and director of USLICNY until April 2004.  Wells Notice Recipient B was an officer and director of USLICNY from September 2005 through March 2007.  Pursuant to those roles, Wells Notice Recipients A and B signed annual filings under the Act, the Securities Act, and the Exchange Act on behalf of USLICNY and received communications that referenced the Separate Accounts.  The service of Wells Notice Recipients A and B was focused on the ongoing business and not the discontinued variable annuity and variable life insurance businesses.  Wells Notice Recipient A has had no role with USLICNY since April 2004, will not sign annual filings on behalf of USLICNY, and will cease receiving communications regarding the Separate Accounts, except as referenced above.  Wells Notice Recipient B has had no role with USLICNY since March 2007 and, as noted above, will have no relationship with Assurant after March 15, 2010.

F.	Applicant’s Prior Section 9(c) Orders

None of the Applicants previously has applied for an exemptive order under Section 9(c).

G.	Conditions to Relief

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.          The Wells Notice Recipients and Certain Depositor Applicant Personnel will not be involved in the Covered Persons’ serving as an investment adviser, depositor, or principal underwriter to any Fund.  Applicants will develop and implement procedures designed reasonably to assure compliance with this condition.

2.          Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

H.	Conclusion

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

IV.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Bart Schwartz, Esq.
Executive Vice President, Chief Legal Officer and Secretary
Assurant, Inc.
One Chase Manhattan Plaza, 41st Floor
New York, New York  10005

with a copy to:

Dixie L. Johnson, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue, N.W.
Washington, D.C.  20004

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that, under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers, or other governing body, as applicable.  Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.  The certifications required by Rule 0-2(c)(1) under the Act are attached as Exhibits A-1 through A-3 and the verifications required by Rule 0-2(d) under the Act are attached as Exhibits B-1 through B-3.

The Applicant named below has caused this Application to be duly signed on its behalf on the 25th day of January 2010.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application.  The verification required by Rule 0-2(d) under the Act is included in this Application as Exhibit B-1.

ASSURANT, INC.

By:	/s/ Bart Schwartz, Esq.
	Name:	Bart Schwartz, Esq.
	Title:	Executive Vice President, Chief Legal Officer and Secretary

The Applicant named below has caused this Application to be duly signed on its behalf on the 25th day of January 2010.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application.  The verification required by Rule 0-2(d) under the Act is included in this Application as Exhibit B-2.

UNION SECURITY INSURANCE COMPANY

By:	/s/ Raj Dave, Esq.
	Name:	Raj Dave, Esq.
	Title:	Assistant Secretary

The Applicant named below has caused this Application to be duly signed on its behalf on the 25th day of January 2010.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application.  The verification required by Rule 0-2(d) under the Act is included in this Application as Exhibit B-3.

UNION SECURITY LIFE INSURANCE COMPANY OF NEW YORK

By:	/s/ Raj Dave, Esq.
	Name:	Raj Dave, Esq.
	Title:	Assistant Secretary

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being the duly appointed Senior Vice President, Chief Corporate Counsel and Assistant Secretary of Assurant, Inc., does hereby certify that this Application is signed by Bart Schwartz, Executive Vice President, Chief Legal Officer and Secretary of Assurant, Inc., pursuant to the general authority vested in him as such under Article III, Section 3 of the amended and restated bylaws of Assurant.

IN WITNESS WHEREOF, I have set my hand this 25th day of January 2010.

ASSURANT, INC.

By:	/s/ Stephen W. Gauster
	Name:	Stephen W. Gauster
	Title:	Senior Vice President, Chief Corporate Counsel and Assistant Secretary

Exhibit A-2
Authorization

Officer’s Certificate

The undersigned, being the duly elected Assistant Secretary of Union Security Insurance Company (“USIC”), does hereby certify that this Application is signed by Raj Dave, Assistant Secretary of USIC, pursuant to the general authority vested in him as such under Article III, Section 7 of the restated bylaws of USIC.

IN WITNESS WHEREOF, I have set my hand this 25th day of January 2010.

UNION SECURITY INSURANCE COMPANY

By:	/s/ Stephen W. Gauster
	Name:	Stephen W. Gauster
	Title:	Assistant Secretary

Exhibit A-3
Authorization

Officer’s Certificate

The undersigned, being the duly elected Secretary of Union Security Life Insurance Company of New York (“USLICNY”), does hereby certify that this Application is signed by Raj Dave, Assistant Secretary of USLICNY, pursuant to the general authority vested in him as such under Article IV, Section 4.08 of the bylaws of USLICNY.

IN WITNESS WHEREOF, I have set my hand this 25th day of January 2010.

UNION SECURITY LIFE INSURANCE COMPANY OF NEW YORK

By:	/s/ Stephen W. Gauster
	Name:	Stephen W. Gauster
	Title:	Secretary

Exhibit B-1
Verification

The undersigned states that he has duly executed the attached Application dated January 25, 2010 for and on behalf of Assurant, Inc.; that he is Executive Vice President, Chief Legal Officer and Secretary of Assurant, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ASSURANT, INC.

By:	/s/ Bart Schwartz, Esq.
	Name:	Bart Schwartz, Esq.
	Title:	Executive Vice President, Chief Legal Officer and Secretary

Exhibit B-2
Verification

The undersigned states that he has duly executed the attached Application dated January 25, 2010 for and on behalf of Union Security Insurance Company; that he is an Assistant Secretary of Union Security Insurance Company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

UNION SECURITY INSURANCE COMPANY

By:	/s/ Raj Dave, Esq.
	Name:	Raj Dave, Esq.
	Title:	Assistant Secretary

Exhibit B-3
Verification

The undersigned states that he has duly executed the attached Application dated January 25, 2010 for and on behalf of Union Security Life Insurance Company of New York; that he is an Assistant Secretary of Union Security Life Insurance Company of New York; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

UNION SECURITY LIFE INSURANCE COMPANY OF NEW YORK

By:	/s/ Raj Dave, Esq.
	Name:	Raj Dave, Esq.
	Title:	Assistant Secretary

Annex A

Part 1

Accounts for which USIC serves as depositor

Variable Account C

Variable Account D

Part 2

Accounts for which USLICNY serves as depositor

Separate Account A